

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

THE COMPANY

1. Name of issuer: New Green LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Heidi Zorn	
Dates of Board Service:	June 12, 2019 to date
Principal Occupation:	Doctor of chiropractic
Employer:	Self-employed
Dates of Service:	June 1, 2006-present
Employer's principal business:	Chiropractic
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	Member of New Green LLC
Dates of Service:	June 2019-present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Zorn Family Chiropractic
Employer's principal business:	Chiropractic
Title:	Doctor of Chiropractic
Dates of Service:	June 1, 2006-present
Responsibilities:	Manage office and treat patients
Employer:	Madden Chiropractic
Employer's principal business:	Chiropractic
Title:	Doctor of Chiropractic
Dates of Service:	2003-2006
Responsibilities:	Assistant chiropractor
Employer:	Dos Amigos Mexican Restaurant
Employer's principal business:	Restaurant
Title:	Manager



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Ari Zorn	
Title:	Founder
Dates of Service:	June 1, 2019
Responsibilities:	Develop and manage the business of New Green, developing supplier relationships and fundraising capital
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
No prior positions with issuer	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Zorn Core Fitness
Employer's principal business:	Personal Training
Title:	Owner
Dates of Service:	April, 2007-present
Responsibilities:	Manage office and train individuals in weights and fitness
Employer:	Eagleton School
Employer's principal business:	Residential Boys School
Title:	Chef
Dates of Service:	2002-2006
Responsibilities:	Manage the kitchen, staff and create meal plans and meals for students and staff.
Employer:	Dos Amigos
Employer's principal business:	Restaurant
Title:	Owner and head chef
Dates of Service:	1997-2002
Responsibilities:	Operate and perform all aspects of the business



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

PRINCIPAL SECURITY HOLDERS

6.	Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Heidi Zorn	300,000 Founders	50%
Ari Zorn	300,000 Founders	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.	Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Problem & Solution

Problem Worth Solving

Egremont, Massachusetts is a small town tucked in a corner of the state close to the New York and Connecticut borders, in a region of the Berkshire mountains that attracts tourists and travelers. Travelers spend an estimated $ 500 million a year in the Berkshires.

Good quality health and wellness products are in demand, and products such as hemp-derived. CBD is a fast-growing segment of that market. Regulations are still evolving and changing, and consumers are concerned about untested or ineffective products. The retailers who have been first to seize this new opportunity seem to be convenience stores, tobacco stores and anonymous online retailers. Consumers are seeking trusted sources, knowledge, and to buy from someone they know.

The burgeoning Cannabis market in Massachusetts is in a similar stance. In addition, a defining feature of the Massachusetts Adult Use Marijuana Law is its commitment to social justice; and yet, the licensing process is arduous and expensive, effectively barring all but the wealthy from participating in the economic benefits that were promised. License applicants for retail licenses are required to hold their real estate for many many months while waiting for even a provisional license. Because of this, entrepreneurs are unable to get financing, and those who are not already wealthy are not able to invest in these promising start-ups.

Our solution

New Green LLC plans to open "Devine," a retail store selling hemp-derived and other health and wellness products AND at the same time develop a new paradigm for funding and licensing Cannabis businesses in Massachusetts. By operating a CBD store during the license process, and by using an online equity fundraising platform, New Green LLC will keep start-up costs low and at the same time allow small investors to contribute to the company and its pursuit of a license from the CCC. With a signed Host Community Agreement and a license application submitted to the CCC on November 9, 2019, Devine is well on its way.



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Target Market

The town of Egremont has about 1,200 residents, with a number of second homeowners and weekenders. The village has two small commercial centers and is bordered by several towns, including Great Barrington to the east. Egremont also borders New York state to the west, and Connecticut to the South. It is 139 miles west of Boston.

Residents of Berkshire County, Massachusetts, have a median household income of about $55,000, with over 22% of the population earning over $100,000. More than 3/4 of the population are over the age of 18 and nearly 1/3 of the population is more than 60 years old. Access to a computer in the home is 90%.

Egremont is located in a region of the Berkshires that attracts tourists and travelers. Travelers spend an estimated $ 500 million a year in the Berkshire. Devine's location on Route 23 will allow easy access and exposure to visitors with time and funds for leisure activities.

New Green LLC expects Devine to appeal to the residents and tourists who are interested in health and environmental issues, and to those who seek its products to relieve pain and other physical complaints.

Competition

Current alternatives

CBD products are in high demand. Consumers have numerous locations to purchase CBD products. The reason customers will come to Devine as opposed to purchasing product elsewhere will be because of the experience they will have at our Retail store. We will be creating an experience which no other shop will have. We will be utilizing state of the art multimedia projections, paired with three dimensional art to create a forest bathing experience they will long to come back to. To top it off, by using projections, we will be able to change our displays on a daily basis. This means, every time you enter the store you will have a different visual experience. We hope to create a feeling of wonderment, feeling of discovery each time you enter. In the summer you may enter into a winter wonderland. The customer will not know what to expect, except that they know they will be surprised.

Devine's physical location as well as our commitment to delivering the highest quality products will help to set us apart. Owned by two health care professionals who have daily feedback from our local population, we are poised to bring the highest quality and the greatest demand to market. Our online ordering option will not only help guide the consumer, it will make for quick and efficient purchases of products they can trust.

Our advantages

As a bi-racial couple, the founders Heidi and Ari Zorn are not only committed to social justice, but aim to go beyond that goal and add economic and environmental justice to their mission. They are committed to encouraging and assisting local citizens of all economic classes to invest in and profit from Devine at all stages, from start-up investment, to operation, income, and equity. The Zorns conceived of Devine as a means to bring the economic benefits of the new hemp and marijuana industry to the entire community of Egremont. The sale of CBD and cannabis in Massachusetts is already generating enormous profits for some; Devine is our way of making sure that money goes to the people.

Ari and Heidi are self proclaimed nature lovers who hold positions on the local land trust. Friends Of Smileys Pond was started by Ari in 2018 to create awareness of a local pond which is home to many species, some endangered. Enjoying the pond on a daily basis, Ari noticed one spring that turtles were getting stuck on debris which had come



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

over the dam. Several turtles perished. This prompted him into action. Through his efforts and his success, he has been given the nickname "turtle man." To read more, see the links below.

http://berkshirerecord.net/rare-turtle-discovery-at-mill-pond-could-force-bridge-fix/
https://berkshirerecord.net/egremonts-turtle-man-takes-steps-toward-preserving-smileys-pond/
http://berkshirerecord.net/friends-of-smileys-pond-unhappy-with-massdot-fix-to-turtle-bridge

Marketing & Sales

Marketing Plan

The passion behind this project is to be able to create an investment opportunity for our local community into an industry which is otherwise only accessible to the wealthy. By using a crowdfunding platform, we are able to offer shares to individuals, local and distant at a price that is right for their income. For example, if 100 individuals invest $1,000.00, we are already at 1/5 of what we would like to raise. Not only does the investment allow an opportunity into the market, it will give a sense of ownership to the community members, which hopefully creates an even greater sense of community here in South Egremont.

To reach our target market for the crowd funding platform, we intend to hold an informational meeting to allow anyone interested to come and find out what we are trying to accomplish. We have several local options for getting the information to our town members which we will utilize to get word out about the informational meeting. We will also use social media and print media to spread the word.

New Green LLC, is dedicated to being an environmentally friendly company. Our packaging will be as close to zero waste as we can achieve. We will not use excess packaging, all of our packaging will be derived from recycled materials, or materials which can be recycled. Plastic will only be used when there is absolutely no alternative.

Sales Plan

The shop will be a retail store with hourly or salaried employees. What will sell the products will be the convenience of an online system and personal service in an upscale, inviting setting. Consumers are interested in CBD and related products, but are unsure of the best products to use, and who to trust. With the Zorn's professional histories and personal relationships, customers who are looking for safe, reliable products will come to Devine.

Operations

Locations & Facilities

The shop will be located at 71 Main Street, South Egremont. The premises are currently under lease and are being built out to our specifications. Cutting edge, environmentally-friendly design and a convenient location at the corner of two interstate highways in a quaint Berkshire town make this the ideal location.

Technology

State of the art security systems, POS systems and a user friendly web site are all part of our technology plan. We will be able to track customers to help guide them with their purchases. Our interior layout and computer system will allow for quick, convenient in store purchases that keeps up with our fast paced lifestyles. Pre-ordering will also be an option along with convenient parking to allow for a quick pick up experience. Tracking of inventory will be done with a Point of Sale system which will alert us when we are in need of more inventory, avoiding running out of


OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

products our customers want. While the turnover of customers is important, part of the reason people will choose to come to Devine will be the actual experience they have when walking through the front door. We will be utilizing multimedia technology which will give you the experience of walking into a different world. A combination of wall projectors and 3 dimensional art will give you the feeling of forest bathing.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

● The CBD and related markets are subject to regulations that are new and developing. There is a risk that changes in regulations will make the retail business unprofitable.

● The hemp market is new and rapidly developing. The businesses suppliers are new businesses and there is a risk that one or more of them could fail, causing delays or price increases that will make the retail business unprofitable.

● Most startup businesses fail and therefore investing in these businesses may involve significant risk and it is likely you may lose all, or part, of your investment. You should only invest an amount that you are willing to lose and should build a diversified portfolio to spread risk. If a business you invest in fails, the company will not pay you back your investment.

● Liquidity is the ease with which you can sell your shares after you have purchased them. Shares in privately-held businesses cannot be sold easily as they are unlikely to be listed on a secondary trading market such as NASDAQ, AMEX or the New York Stock Exchange. Even successful companies rarely list shares on such an exchange. In addition, if you purchase B Investment Shares, these are non-voting shares and may not be attractive to potential buyers. Without a public market to find a buyer for shares it may be more difficult to sell them. Investment in the Company should be viewed as a long term and illiquid investment.

● Dividends are payments made by a business to its shareholders from the company's profits. Most startups or early stage companies will rarely pay dividends to their investors. Profits are typically reinvested into the business to fuel growth and build shareholder value. Businesses have no obligation to pay shareholder dividends.

● Any investment made may be subject to dilution in the future. Dilution occurs when a company issues more shares. Dilution affects every existing shareholder who does not buy any of the new shares being issued. As a result, an existing shareholder's proportionate shareholding of the company is reduced, or 'diluted'. This has an



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

effect on a number of things, including voting, dividends and value. Some businesses create Seed Shares that may include pre-emption rights that protect an investor from dilution. In this situation the business must give shareholders with Seed Shares the opportunity to buy additional shares during a subsequent fundraising round so that they can maintain or preserve their shareholding. Please research the pitch and the Articles of the company to see if the shares you are buying will have these pre-emption rights.

● Diversification consists of spreading your money across multiple investments to lessen your investment risk. Unfortunately, while diversifying is a crucial part of investing, it will not reduce every type of risk. Please note that diversification does not assure a profit or provide a guarantee against investment loss.

● There is no assurance that the Issuer will have any assets to pay dividends, currently or accrued, to common or preferred shareholders. In the event of a liquidation, the common or preferred shareholders can lose their entire investment. Shareholders are subject to share price fluctuations and declines.

● We were formed in 2019, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

● The founders currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

● A number of competitors exist that sell CBD and related products. Many retailers have simply added products to their existing inventory. As CBD and related products grow in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

● Our business model of opening a CBD shop and using crowdfunding to support an effort to obtain a retail marijuana license in Massachusetts is new and unproven. Additional regulations in any of those fields could delay profitability or prevent the company from becoming profitable.

● The company will need to raise additional money in the future. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

● Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or



FP: truCrowd

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

- Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

- Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

- Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

THE OFFERING

9. What is the purpose of this offering?

The purpose of this offering is to raise capital for build-out and start-up of a retail outlet selling CBD and related products and support the company's ongoing efforts to obtain a license from the Massachusetts Cannabis Control Commission. The company has chosen crowdfunding as a way to allow ordinary residents to invest early in the company, which has a Host Community Agreement and the applicable permits with the Town of Egremont.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000**	**$500,000**
Less: Offering Expenses	$800	$40,000
Net Proceeds	**$9,200**	**$460,000**
Use of Net Proceeds		
Rent	$2,000	$12,000
Goods and Products	$1,000	$15,000
Marketing	$250	$25,000
Buildout	$3,000	$100,000
Events & Travel	$500	$12,000
Retaining/Hiring Staff	$2,000	$150,000
Salary	$0	$100,000
Legal	$0	$20,000
General Company Expenses	$450	$26,000
Total Use of Net Proceeds	**$9,200**	**$460,000**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

       Common shares Class B, no voting rights.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

       None of the terms of the securities may be modified.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

   (1)   to the issuer;
   (2)   to an accredited investor;
   (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
   (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes



OFFERING STATEMENT

NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	**Securities (or Amount) Authorized**	**Securities (or Amount) Outstanding**	**Voting Rights**	**Other Rights**
Preferred Stock (list each class in order of preference):				
Class A	100,000	55,000	☐ Yes x No	x Yes ☐ No
				Specify:Preferred dividends, redemption rights, conversion rights, and liquidation preference.
			☐ Yes ☐ No	☐ Yes ☐ No
Common Stock:				Specify:
Class B	100,000	0	☐ Yes x No	☐ Yes x No
Other:				Specify:
Founders stock	600,000	600,000	x Yes ☐ No	☐ Yes ☐ No
				Specify:
Employee Stock Option	200,000	0	☐ Yes x No	☐ Yes x No
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal





FP: truCrowd

NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

Low Bound
$ 2,970,000
Pre-money valuation
$ 3,566,870
High Bound
$ 4,164,000
5 Valuation Methods
$ 3,306,000
Scorecard
$ 2,440,889
Checklist
$ 2,781,240
Venture Capital
$ 3,254,502
DCF with LTG
$ 8,393,872
DCF with Multiples
Method weights
30%
30%
16%
12%
12%

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%). The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$3,566,870.**

The company has elected to go with a more conservative valuation of $3,275,000.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.


OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.


OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

  (1) any director or officer of the issuer;
  (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
  (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
  (4) any immediate family member of any of the foregoing persons.

 No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

New Green has no operating history to date. Up to this point it has been self-funded, with $30,000 raised in 2020 to fund a website, secure the real estate, and cover accounting and other startup expenses. The company has no debt.

Our next phase will be funded by this crowdfunding raise, including the opening of the retail location, which will be used to cover rent and other expenses.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Reviewed financials begin on next page.



NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

REVIEWED FINANCIAL STATEMENTS

New Green LLC
Year Ended December 31, 2019
With Independent Accountant's Review Report

NEW GREEN LLC

Financial Statements

Year Ended December 31, 2019

Contents



NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
New Green LLC

I have reviewed the accompanying financial statements of New Green LLC, which comprises the balance sheet as of December 31, 2019, and the related statement of income, changes in members' equity, and cash flows from the period then ended, June 10, 2019 ("inception") to December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
March 6, 2020

2



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(This page intentionally left blank.)



FP: truCrowd

NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

New Green LLC

Balance Sheets

	December 31, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Property plant and equipment:	-
Total assets	$ -
Liabilities and Members' Equity	
Current liabilities:	
Trade Payables	-
Credit card payable	-
Line of credit	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Members' equity:	
Ari Zorn	-
Heidi Zorn	-
Total members' equity	-
Total liabilities and members' equity	$ -

See Independent Accountant's Review Report.

4



NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

New Green LLC

Statement of Operations

	Period from June 10, 2019 (inception) to December 31, 2019
Revenue	$ -
Expenses:	
Business conferences	260
Legal expenses	3,000
License fees *(see not 1)*	1,535
Office expenses	378
Rent *(see note 4)*	3,250
Start-up expenses	1,209
Total operating expenses	9,632
Net Loss	$ (9,632)

See Independent Accountant's Review Report.

5



OFFERING STATEMENT

NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

New Green LLC

Statements of Changes in Members' Equity

	Ari Zorn	Heidi Zorn
Balance at date of inception (June 10, 2019)	$ -	$ -
Plus: Members' contributions	4,816	4,816
Less: Net loss	(4,816)	(4,816)
Balance at December 31, 2019	$ -	$ -

See Independent Accountant's Review Report.

6



FP: truCrowd

NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

New Green LLC

Statements of Cash Flows

	Period from June 10, 2019 (inception) to December 31, 2019
Operating activities	
Net Loss	$ (9,632)
Increase (decrease) in interest expenses	
Increase (decrease) in trades payables	
Net cash used by operating activities	(9,632)
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	9,632
Net cash provided by financing activities	9,632
Net increase in cash and cash equivalents *(note 1)*	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

See Independent Accountant's Review Report.

7



NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

New Green LLC
Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

New Green LLC, (the Company) is a development stage, Massachusetts based limited liability company. The Company plans to engage in the retail sale of health and wellness products and any activities directly or indirectly related to thereof.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, FDA over Regulation, enhanced risk of banking, financial funding, possible hemp law changing, lack in professional workforce for a hemp industry, competition from large companies entering the market, and product liability issues. These adverse conditions could affect the Company's financial condition and the results of its operations.

Pending License

The regulations governing licensees are extensive, covering all areas of potential concern including avoiding under-age use, cross-border transport, and involvement by criminal enterprises. Every funding source must be disclosed to the Cannabis Control Commission (CCC) and each controlling agent must be individually licensed. The CCC also requires approval of all retail locations. All plans from operating procedures to employment manuals to security systems must be pre-approved.

Accordingly, the company hopes to get their preliminary license by mid-summer and final license by the end of the year.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

See Independent Accountant's Review Report.

8



FP: truCrowd

NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

New Green LLC
Notes to Financial Statements (continued)
December 31, 2019

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years. Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and Massachusetts state jurisdiction. The company has future federal and state tax benefit of $1,926 and $771, respectively, which will expire over next fifteen years.

3. Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the membership units, are as follow:

Each unit is entitled to one vote.

See Independent Accountant's Review Report

9



FP: truCrowd

NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

New Green LLC
Notes to Financial Statements (continued)
December 31, 2019

4. Commitments and Contingencies

Company has a triple net lease agreement for the facility where, in addition to rent they will pay their share of property taxes, operating expenses and utility and insurance. A summary of the lease commitments under non-cancelable operating lease at December 31, 2019, is as follows:

Year ending December 31:	
2020	$ 12,000
2021	27,200
2022	27,200
2023	27,200
2024	20,400
	$ 117,000

6. Subsequent Events

Management has evaluated subsequent events through March 6, 2020, the date on which the financial statements were available to be issued. The Company has sold 3% of share in the entity for $25,000.

See Independent Accountant's Review Report.

10


OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
             ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
             ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

         (A)   association with an entity regulated by such commission, authority, agency or officer?
                ☐ Yes ☑ No

         (B)   engaging in the business of securities, insurance or banking?
                ☐ Yes ☑ No

         (C)   engaging in savings association or credit union activities?
                ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.


OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

     (1)   any other material information presented to investors; and

     (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 15.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:
www.devineberkshires.com

The issuer must continue to comply with the ongoing reporting requirements until:

     (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

     (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

     (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

     (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

     (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

     10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

     (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

     (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

     (2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between New Green LLC ("Seller") and _____ ("Purchaser"). Purchaser and Seller may collectively be referred to as the "Parties."

      WHEREAS, Seller is the record owner and holder of shares of the capital stock of New Green LLC (the "Company"), a Massachusetts Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

      NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be five dollars ($5.00) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.

FP: truCrowd



NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

(b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Massachusetts and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to Five Dollars ($5.00). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company

FP: truCrowd



NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly


OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

FP: truCrowd



NEW GREEN LLC
30 Undermountain Road
Great Barrington, MA 01230
518-965-3315

OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

    i. In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.



OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	2,000	$10,000	$9,200
Maximum Amount	100,000	$500,000	$460,000

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.


OFFERING STATEMENT

2,000 Shares of Class B Common Stock, Non-voting at $5 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**2,000**	**$10,000**	**$9,200**
Maximum Amount	**100,000**	**$500,000**	**$460,000**

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

   (a) If to Purchaser:
   Name _____
   Email _____

   (b) If to Seller:
   Christina Schenk-Hargrove, Esq.
   chargrove@cshlawllc.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

_____   _____
(Name)   (Name)

_____   _____
(Position)   (Position)